UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75873 / September 10, 2015

Admin. Proc. File No. 3-16601

In the Matter of

GSP-2, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by GSP-2, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to GSP-2, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of GSP-2, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *GSP-2, Inc.,* Initial Decision Release No. 842 (July 28, 2015), 112 SEC Docket 01, 2015 WL 4540450. The Central Index Key number for GSP-2, Inc., is 1497644.

INITIAL DECISION RELEASE NO. 842
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16601

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>GSP-2, INC. | INITIAL DECISION OF DEFAULT<br><br>July 28, 2015 |

APPEARANCE: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On June 18, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that GSP-2, Inc. (GSP-2), has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has not filed required periodic reports. The OIP required that Respondent file an Answer to the allegations within ten days of service of the OIP. OIP at 2; 17 C.F.R. § 201.220(b). On June 24, 2015, the Division of Enforcement (Division) filed the Declaration of David S. Frye to Assist Secretary with Record of Service, noting that Respondent was served with the OIP on June 19, 2015. Respondent's Answer was thus due by July 2, 2015. *See GSP-2, Inc.*, Admin. Proc. Rulings Release No. 2908, 2015 SEC LEXIS 2788 (July 8, 2015).

On July 8, 2015, I ordered that a telephonic prehearing conference be held on July 24, 2015, and warned that if Respondent did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding, it would be found in default. *Id.*; *see* OIP at 2; 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Respondent did not attend the prehearing conference held on July 24, 2015, and to date has failed to file an Answer or otherwise defend the proceeding. Accordingly, Respondent is in default and I find the allegations in the OIP to be true. *See* OIP at 2; 17 C.F.R. §§ 201.155(a)-(b), .220(f), .221(f).

## Findings of Fact

GSP-2, Central Index Key No. 1497644, is a revoked Nevada corporation located in Gongzhuling City, Jilin Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GSP-2 is delinquent in its periodic filings

with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $1,490,354 for the prior nine months. As of June 10, 2015, the common stock of GSP-2 was quoted on OTC Link operated by OTC Markets Group, Inc. (formerly "Pink Sheets"), had one market maker and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

## Conclusions of Law

Exchange Act Section 13(a) and Rules13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. GSP-2 has failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, GSP-2 failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations. OIP at 2. Respondent's failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are recurrent in that it repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the

Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

## Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of GSP-2, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, Respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge